

:D STATES
:CHANGE COMMISSION
..ᴐ...ington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53143

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ____1-01-03____ AND ENDING ____12-31-03____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MALORY INVESTMENTS, LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

____1351 WESTWOOD BOULEVARD   NO. 102____
                        (No. and Street)

____LOS ANGELES____   ____CALIFORNIA____   ____90024____
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____RONALD J. KLEKER C.P.A.____
                    (Name – if individual, state last, first, middle name)

____23241 VENTURA BOULEVARD, SUITE 310, WOODLAND HILLS CA 91364____
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ RONALD STEIN _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ MALORY INVESTMENTS LLC _____ , as

of _____ DECEMBER 31 _____ , 20___03___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT & MANAGING MEMBER
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOW
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MALORY INVESTMENTS, LLC.

Report Pursuant to Rule 17a-5 (d)

Financial Statements and
Supplementary Information

For the Year Ended December 31, 2003

Ronald J. Kleker, C.P.A.
Kleker Accounting Services
Woodland Hills, CA 91364

TABLE OF CONTENTS

FINANCIAL STATEMENTS   page

SUPPLEMENTARY INFORMATION

Ronald J. Kleker, C.P.A.
KLEKER ACCOUNTING SERVICES
23241 Ventura Blvd., Suite 310
Woodland Hills, CA 91364
Tel: 818-225-9970   Fax: 818-225-9990

To the Managing Member of Malory Investments, LLC.

I have audited the accompanying statement of financial condition of Malory Investments, LLC as of December 31, 2003, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Malory Investments, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 11 is presented for the purposes of additional analysis, it is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Woodland Hills, Calif.
February 23, 2004

-1-

Malory Investments, LLC
Statement of Financial Condition
(Balance Sheet)
December 31, 2003

	2003
ASSETS	
CURRENT ASSETS	
Cash-City National Bank Checking Acct.	$ 10,851
Prepaid Expenses	189
Deposits	0
	11,040
TOTAL ASSETS	$ 11,040
LIABILITIES & MEMBERS' EQUITY	
CURRENT LIABILITIES	
Accounts Payable	$ 120
MEMBERS' EQUITY	
Beginning Equity	9,440
Current Year Increase	1,480
TOTAL STOCKHOLDER'S EQUITY	10,920
TOTAL LIABILITIES & MEMBERS' EQUITY	$ 11,040

See accompanying notes to financial statements.

Malory Investments, LLC
Statement of Operations
For the Year Ended December 31, 2003

	2003
OPERATING INCOME	$ 35,801
OPERATING EXPENSES	
Postage, Freight, & Delivery	121
Insurance	505
Interest	53
Professional Fees	1,800
Securities Registrations and Licenses	12,937
Misc Taxes & Licenses	106
Office & Misc. Expense	372
	$ 15,894
INCOME FROM OPERATIONS	19,907
OTHER INCOME (EXPENSES)	
Interest Income	23
Misc Receipts	200
INCOME BEFORE TAXES	20,130
PROVISION FOR TAXES (NOTE 1)	800
NET INCOME (LOSS)	$ 19,330

Malory Investments, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2003

	Equity Balance
BALANCE, January 1, 2003	$ 9,440
NET INCOME	19,330
DISTRIBUTIONS TO MEMBERS	(17,850)
BALANCE, December 31, 2003	$ 10,920

Malory Investments, LLC
Statement of Cash Flows
For the year ended December 31, 2003

	2003
Cash Flows from Operating Activities:	
Net Income	$ 19,330
Adjustments:	
Decrease in Prepaid Expenses	121
Decrease in Deposits	261
Increase in Accounts Payable	120
Decrease in Franchise Taxes Payable	(800)
Net Increase (decrease) in cash provided by operating activities:	19,032
Cash Flow from (used for) Investment Activities	
	0
Cash Flows from Financing Activities	
Distributions to members	(17,850)
Net Increase (decrease) in cash provided by financing activities:	(17,850)
Net Cash Flows, All Sources	1,182
Beginning Cash	9,669
Ending Cash	$ 10,851

Additional disclosures pursuant to the statement of cash flows:

a: There were $53. interest paid during 2003.

b: There were $1,600. in state franchise taxes paid during 2003.

See accompanying notes to financial statements

-5-

MALORY INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

Operations-

Malory Investments, LLC (hereinafter referred to as "the company") is a California Limited Liability Company formed to engage in business as a securities broker/dealer. Its Articles of Organization were filed with the California Secretary of State on January 12, 2001. It is registered with the National Association of Securities Dealers (NASD) and Securities and Exchange Commission (SEC). The company has elected to report its operations based on the calendar year.

Securities Transactions-

The company plans to record transactions of a settlement date basis with related commission income and expenses also recorded on a settlement date.

Provision for Income Taxes-

The company has elected to file income taxes as a partnership and therefore will be taxed at the members' level for both federal and state purposes except for a tax on gross receipts (minimum $800.) for the State of California.

(2) NET CAPITAL REQUIREMENTS:

The company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. The rules prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1. As of December 31, 2003, aggregate indebtedness to net capital ratio of the company was 0.01 to 1. The company's net capital of $10,731 as defined under such rules was in excess of the minimum capital requirement of $5,000.

(3)   <u>USE OF ESTIMATES:</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SUPPLEMENTARY INFORMATION

Ronald J. Kleker, C.P.A.
Kleker Accounting Services
Woodland Hills, California

Malory Investments, LLC
Net Capital Computation
December 31, 2003

Schedule I – Computation of Net Capital Requirements Pursuant to Rule 15c3-1

Computation of Net Capital
Total Assets $ 11,040
Less: Total Liabilities   120

Net Ownership Equity qualified for Net Capital   10,920

Less: Non Allowable Assets

    Property & Equipment   0

    Haircuts   0

    Other Assets   189

Net Capital   10,731

Minimum Net Capital Requirement   5,000

Excess Net Capital $ 5,731

Schedule II   Reconciliation of Audited to Unaudited Statements of Financial
Condition & Computation of Basic Net Capital Requirements

Statement Regarding Reconciliations

All necessary year end adjustments were entered in the books of the company prior to the
transmittal of the unaudited reports.

There are no differences between the unaudited and audited Statements of Financial
Condition or Computations of Basic Net Capital Requirement

Ronald J. Kleker, C.P.A.
KLEKER ACCOUNTING SERVICES
23241 Ventura Blvd., Suite 310
Woodland Hills, CA 91364
Tel: 818-225-9970   Fax: 818-225-9990

Report of Independent Accountant on
Internal Accounting Control Required by SEC Rule 17a-5

To the Managing Member of Malory Investments, LLC.

In planning and performing my audit of the financial statements of Malory Investments, LLC (hereafter referred to as the "Company") for the year ended December 31, 2003, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and procedures referred to in the preceding paragraph and to assess the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the

company has the responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the degree of compliance with them may deteriorate.

My consideration of the internal control structure was made for the limited purpose described in the first paragraph and would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Malory Investments, LLC taken as a whole. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk the errors or irregularities, in amounts that would be material in relationship to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Woodland Hills, Calif.
February 23, 2004